EXHIBIT 21.1

Subsidiary	Jurisdiction of Incorporation
Lexaria Hemp Corp.	Delaware
Lexaria Pharmaceutical Corp.	Delaware
Lexaria Nicotine LLC	Delaware
Lexaria CanPharm Holdings Corp.	Nevada
Poviva Corp.	Nevada
Lexaria Canpharm ULC (wholly owned subsidiary of Lexaria CanPharm Holdings Corp.)	British Columbia, Canada
Kelowna Management Services Corp.	British Columbia, Canada